LETTERHEAD OF:

BALLARD SPAHR ANDREWS & INGERSOLL, LLP

JUSTIN P. KLEIN
Direct Dial: (215) 864-8606

Personal Fax: (215) 864-9166

E-Mail: Kleinj@ballardspahr.com

February 11, 2008

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 9, 2007
File No. 000-14697

Ladies and Gentlemen:

We are pleased to provide this additional response letter on behalf of Harleysville Group Inc. (“Registrant” or the “Company”) to the Staff’s comments, as conveyed in a voicemail message from Sasha Parikh to the undersigned regarding the Registrant’s Form 10-K filed on March 9, 2007 (the “2006 10-K”).  In accordance with that message, the Registrant agrees to provide certain information in future Form 10-K filings that responds to each of the Staff’s comments to the 2006 10-K.  Such information will be substantially in the same form as each of the Registrant’s responses to the Staff’s comments to the 2006 10-K.
*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in our 2006 10-K;

Securities and Exchange Commission
February 11, 2008

•
comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the 2006 10-K do not foreclose the Commission from taking any action with respect to the 2006 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 11, 2008

Please direct any questions or comments to me at (215) 864-8606.

Sincerely,

/s/ JUSTIN P. KLEIN

Justin P. Klein

cc:           Sasha S. Parikh, Division of Corporation Finance
Arthur E. Chandler, Senior Vice President and Chief Financial Officer
Robert A. Kauffman, Esquire, Senior Vice President, Secretary, General Counsel and
Chief Governance Officer